Exhibit 11. COMPUTATION OF PER SHARE EARNINGS

	Nine Months Ended September 30,
	2003	2002
Net Income	$1,707,927	$1,555,299

Average Shares Outstanding	1,809,346	1,750,139

Basic Earnings Per Share	$.94	$.89

Net Income	$1,707,927	$1,555,299

Average Shares Outstanding	1,809,346	1,750,139
Net Effect of Dilutive Stock Options	91,244	103,760

Adjusted Shares Outstanding	1,900,590	1,853,899

Diluted Earnings Per Share	$.90	$.84

	Three Months Ended September 30,
	2003	2002
Net Income	$558,769	$600,427

Average Shares Outstanding	1,816,696	1,779,415

Basic Earnings Per Share	$.30	$.34

Net Income	$558,769	$600,427

Average Shares Outstanding	1,816,696	1,779,415
Net Effect of Dilutive Stock Options	94,652	96,867

Adjusted Shares Outstanding	1,911,348	1,876,282

Diluted Earnings Per Share	$.29	$.32